

John F. Bliss

Chief Investment Officer at Urban Renaissance Group

Greater Seattle Area · 310 connections · See contact info

Urban Renaissance Group

Washington State University

Experience

Chief Investment Officer
Urban Renaissance Group
2009 – Present · 10 yrs
Greater Seattle Area

Urban Renaissance Group is a full service commercial real estate company based in Seattle with a point of view regarding the future of Urban American. We have built a great team that is very focused on results. We are pursuing growth in three markets; Seattle, Portland, and Denver. Since inception in 2006, we have created a ten million sq. ft operating platform, acquired a Seattle based development company Touchstone, and have completed multiple complex transactions, including the acquisition of Seventh and Madison, Second and Seneca and 1600 Seventh.
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Chief Investment Officer
Metzler North America
2005 – 2008 · 3 yrs

Senior Vice President
Unico Properties
1996 – 2004 · 8 yrs

CPA
Deloitte & Touche
1982 – 1987 · 5 yrs

Education

Washington State University
Bachelor of Business Administration (B.B.A.), Accounting

Harvard University
AMPD Real Estate Program

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